

Huntsman Aggressively And Successfully Transformed The Portfolio, Enhanced The Financial Profile, And Refreshed The Board



1

Transformational Strategy to Deliver Higher Margin Differentiated and Sustainable Solutions

A. Exited volatile commodity businesses, made organic investments, and targeted bolt-on acquisitions in differentiated markets

B. Targeted higher-growth end markets while addressing customer needs for innovation, sustainability, and reduced carbon footprints

C. Drove margin improvement across business lines through relentless focus on pricing, cost, and prioritizing value over volume

D. Created clear path to deliver incremental +300bps of Adj. EBITDA margin expansion over next 24-36 months

2

Operational, Portfolio, and Financial Transformation Executed By Management and Overseen by the Board

A. Deleveraged balance sheet to achieve investment grade rating – improving financial flexibility and enabling balanced cash allocation strategy

B. Built track record of setting – and achieving – robust financial and operational targets

C. Record results validate strategy and execution, exceeding analyst and investor expectations even amid pandemic

D. Delivered industry-leading 5-year TSR – and continue to significantly outperform despite Starboard's distraction

3

Refreshed and Fit-for-Purpose Board Overseeing Differentiated, Downstream Focus and Driving Further Transformation

A. Assembled experience, expertise, and diversity critical to overseeing Huntsman's transformed portfolio and continuing long-term success

B. Appointed eight new independent directors since 2018, completing refresh underway long before Starboard appeared

C. Ensured alignment and accountability through shareholder-friendly and peer-leading corporate governance profile

D. Implemented new compensation plan to ensure delivery of 2021 Investor Day targets

4

Starboard's Campaign is Unnecessary, Unwise, and Risks Value Destruction

A. Unnecessary: Starboard has publicly supported Huntsman's financial targets, capital allocation, and portfolio transformation

B. Unwise: Starboard's nominees do not offer incremental or relevant expertise to oversee transformed business

C. Risks Value Destruction: Starboard's disastrous history in chemical sector demonstrates that its playbook does not work

D. Ill-timed: Risks losing substantial momentum coming out of record year

1

Transformational Strategy To Deliver Higher Margin Differentiated And Sustainable Solutions

Transformed Portfolio Positions Huntsman For Commercial And Financial Success

HUNTSMAN
Enriching lives through innovation

2005:
Disparate and Commodity-Heavy

(Gross Sales), $BN



- ✗ Non-differentiated
- ✗ Commodity-pricing dependent
- ✗ Capital intensive
- ✗ Volatile

Today:
Differentiated Products Anchored by Megatrends

(Gross Sales), $BN



- ✓ Differentiated products focused on innovation and customer needs
- ✓ Addresses increasing demand for sustainable solutions, creating opportunity for premium pricing
- ✓ Positioned for higher-growth and higher-value end markets
- ✓ Higher margin and higher cash generation
- ✓ Less capital intensive
- ✓ Lower volatility

Note: Division details exclude $789MM in 2005 and $32MM in 2021 for intercompany eliminations.

4

Performance Products: Value Over Volume Strategy Drives Value Creation and Margin Improvement

HUNTSMAN
Enriching lives through innovation

2016: Disparate and Commodity-Heavy	**2021:** Value Oriented

Volume in LBS (BN)



Adj. EBITDA ($MM)



Prime example of portfolio transformation focusing on value over volume strategy

- In January 2020, we sold our Chemical Intermediates and Surfactants businesses for approximately $1.9 billion.
  - For Performance Products, the divestiture comprised large volume commodity products, including Ethylene, Ethylene Oxide, Ethylene Glycol, and Surfactants.
- The remaining business is focused on leading positions in Amines & Maleic Anhydride.
- This new portfolio, combined with commercial excellence and a strategy of value rather than volume, has increased Adj. EBITDA per pound of product sold by almost 4x since 2016.
- In our Performance Products division we are now making higher Adj. EBITDA with 70% less volume.

Divested ~40% Of Portfolio Since 2016 While Adding Targeted, High-Margin Businesses

HUNTSMAN
Enriching lives through innovation

Acquisitions

DEMILEC	sasol	ICYNENE LAPOLLA	CVC Thermoset Specialties	GABRIEL
Apr. 2018	Sept. 2019	Feb. 2020	May 2020	Jan. 2021

~$1.4BN in accretive bolt-on acquisitions since 2018 at <7x synergized multiple

By 2023, we will have delivered Adj. EBITDA including synergies of >$200MM and >20% Adj. EBITDA margin from acquired businesses

Capitalized on sustainability and energy conservation megatrends to become a leading global spray foam supplier

Broadened differentiated chemicals portfolio and transitioned away from commodity chemicals

Divestitures

VENATOR

Aug. 2017
Separated via IPO with proceeds of ~$1.9BN

Pursued strategic M&A to scale up TiO$_2$ ahead of exit

Jan. 2020
Chemical Intermediates and Surfactants business

$1.9BN
8.0x EV/Adj. EBITDA

Divested commodity chemical assets to shift focus to specialty businesses

Nov. 2020
DIY India business

$285MM
15.0x EV/Adj. EBITDA

Always looking at portfolio to sharpen focus on core assets

Dec. 2021
Announced review of strategic options for Textile Effects

Transitioned balance sheet to investment grade using net proceeds of ~$3.8BN from divestitures since 2016

"…doing the basics, doing them right, taking the cyclicality out, continuing to look at your portfolio – pruning that portfolio and adding downstream non-cyclical cash-generating assets – over time, I think you'll be rewarded for."

Peter Huntsman
2019 Goldman Sachs Industrials and Materials Conference

Differentiated Portfolio Improves Margins By Focusing On Value Over Volume

1.A



2016 – 2021 Performance

	Volume	Revenue	Adj. EBITDA	5-Year CAGRs	Margin
Polyurethanes	3,547 / 4,328	$3,081 / $5,019	$454 / $879	Volume 4% / Revenue 10%	14.7% / 17.5% / 18-20% (+280 bps)
Performance Products	1,030 / 1,080	$1,032 / $1,485	$156 / $359	Volume 1% / Revenue 8%	15.1% / 24.2% / 20-25% (+910 bps)
Advanced Materials	370 / 362	$1,019 / $1,198	$223 / $204	Volume (0%) / Revenue 3%	21.9% / 17.0% / 20-25% (2024 target reflects expected recovery of Aerospace from COVID disruption)
Textile Effects	283 / 280	$751 / $783	$73 / $97	Volume (0%) / Revenue 1%	9.7% / 12.4% / 13-15% (+270 bps)

Legend: ■ 2016 (1) ■ 2021 ■ Investor Day Target (2024) ⬚ Impact of COVID on Aerospace demand

(1) Adjusted for discontinued operations.

- Huntsman's differentiated portfolio focuses on maximizing value by providing innovation, technical services, and sustainable solutions– unlike a commodity chemical manufacturer's focus on maximizing volume.

- Focus on value over volume has driven significant gain in margins and grown Adj. EBITDA while shrinking volumes.

- Selective divestment and exit of lower-margin businesses was critical to this strategy's success.

- Expect significant improvement in Advanced Materials as aerospace market recovers to at least pre-COVID levels.

7

Transformed Textile Effects Business Now Primed For Value-Maximizing Sale

Focused on Value Creation Potential Before Turning to Value Maximization

- Business represented significant opportunity to create shareholder value

- Reoriented business to provide and capture value through differentiated products and Huntsman's technical service team:

  - Bottom-sliced low-margin, non-differentiated customers to focus on value over volume

  - 2/3 of portfolio now based on sustainable solutions

  - Textile Effects' technology enables a 50% reduction in water and energy use during textile processing

- Significant investments to optimize assets:

  - Implemented $120MM restructuring plan

  - Relocated business from Europe to Asia

  - Rationalized manufacturing and sales footprint

Timing is Critical to Value Maximization

(Adj. EBITDA, $MM)



$97

($64)

2011

2021

Announced review of strategic alternatives on December 28, 2021

HUNTSMAN

Enriching lives through innovation

"…this is a business that we purchased for less than working capital quite a few years ago. It was losing about $70 million of EBITDA at the time."

*Peter Huntsman
2021 Investor Day*

"We chose to turn it around and to change the business and improve the business. …I believe this business sometime over the next 2 years will be pushing $90 million to $100 million in EBITDA."

*Peter Huntsman
2017 Jefferies Industrials Conference*

Portfolio Meets Growing Demand For Sustainable Products And Lower-Carbon Footprints

Reoriented Toward Emerging Demand for Differentiated Chemical Products

		Polyurethanes	Performance Products	Advanced Materials	Textile Effects
Energy Conservation, Alternative Energy, and Storage	High performing insulation	🌿	🌿		
	Smarter, more efficient power grid			🌿	
	Electric vehicle battery solvents and motor encapsulation		🌿	🌿	
	Wind energy (resins, hardeners, and adhesives)		🌿	🌿	
	Light weighting (transportation, industrial)	🌿	🌿	🌿	
	Low energy consumption in processing		🌿	🌿	🌿
	High performance polyurethanes panel insulation used in cold chain / food preservation	🌿			
	Polyurethanes pipe insulation used to improve industrial insulation and drive emission reduction	🌿			
Emissions Reduction	Low-VOC emission products	🌿	🌿	🌿	🌿
	Cleaner fuels and natural gas treating		🌿		
Waste Reduction	Water-reducing and zero discharge dyes and inks				🌿
	Upcycling PET (e.g., plastic bottles) to polyester polyols	🌿			
2021 Sales Revenue		$5.0BN	$1.5BN	$1.2BN	$0.8BN
2021 Adj. EBITDA/Margin		$879MM / 18%	$359MM / 24%	$204MM / 17%	$97MM / 12%

Announced review of strategic alternatives on Dec 28, 2021

HUNTSMAN
Enriching lives through innovation

Emerging Customer Needs Are Driving Our Growth

Reduce Energy Consumption

Huntsman's spray polyurethane foam reduces consumers' energy costs by 25% while helping reduce the 40% of energy demand consumed by homes and buildings.

Improve Fuel Efficiency

Huntsman's foams, specialty adhesives, and additives help make all forms of transportation lighter and more fuel efficient and our ultra pure ethyl carbonate helps increase the lifespan of lithium batteries.

Improve Alternative Energy Production

Huntsman's performance amines and advanced adhesives are used in the manufacture and repair of windmills and our specialty encapsulation formulations help make the power grid smarter and more efficient.

Enable Water Conservation

Huntsman's AVITERA® SE dyes help make textile production more sustainable by reducing water consumption up to 50%.

1.B **Differentiated Portfolio Supplies Demand For Net-Carbon-Neutral Solutions**

Polyurethanes: SPF *Improving Efficiency of Buildings & Homes*	Performance Products: Specialty Amines *Enabling Alternative Energy*	Advanced Materials: Aerospace *Improving Energy Efficiency*







Our Spray Polyurethane Foam is one of the most efficient insulants and uses recycled PET content to reduce air intrusion into homes and buildings and decrease energy used for heating and cooling

Our specialty amines make the blades of a wind turbine longer so they are more economical

Our resins and hardeners reduce the weight of an airplane by 20% to improve design flexibility (e.g. blended winglets) and further improving fuel efficiency

One ton of our Spray Polyurethane Foam goes into solutions which…

One ton of our Performance Products Polyetheramines go into solutions which…

One ton of our Advanced Materials Resins and Hardeners go into solutions which…

Require Only 1.2tns CO_2e to build

Require Only 625tns CO_2e to build

Require Only 350tns CO_2e to build







Avoid 10tns CO_2e

Avoid 30,000tns CO_2e

Avoid 14,000tns CO_2e







Deliver a 8x return on invested carbon

Deliver a 48x return on invested carbon

Deliver a 40x return on invested carbon

Adj. EBITDA Margin: ~20% | **Adj. EBITDA Margin: ~20%** | **Adj. EBITDA Margin: ~30%**

- Huntsman's products enable a net-carbon-neutral future.

- The CO_2 required to produce Huntsman's products is dwarfed by the carbon savings.

- Throughout Huntsman's portfolio transformation, investments to support sustainability have been a core strategic focus.

1.B Differentiated Polyurethanes Strategy Led To Market Leadership, Premium Pricing In Attractive Global Market

HUNTSMAN
Enriching lives through innovation

Global Challenge

The world needs efficient and sustainable means of conserving energy used in buildings

>40% of world's energy is consumed by homes and buildings

Solution: Huntsman's Spray Polyurethane Foam

Use of SPF can reduce energy consumption by 50% by providing thermal, air, water, and vapor barrier in a single product that contains renewable and recyclable content and is suitable for both new build and retrofit construction



Huntsman MDI + **Huntsman TEROL polyols** =

Careful Branding Created Premium Positioning

 **DEMILEC**
Acquired April 2018
$350MM

+

 **ICYNENE LAPOLLA**
Acquired Feb 2020
$350MM

=

HUNTSMAN BUILDING SOLUTIONS
Created May 2020
Global market leader in high-performance building insulation solutions

Significant Long-Term Growth Opportunities



North America
16% / 84%
Total Market: **$8.2BN**

Europe — Key Growth Areas
6% / 94%
Total Market: **$9.5BN**

APAC
4% / 96%
Total Market: **$13.1BN**

🟩 Spray Polyurethane Foam   ⬛ Others

Huntsman Building Solutions Adj. EBITDA



~$40M (2019), ~$100M (2021), ~$160M (2023), ~$200M (2025)

- Huntsman is now a global provider of high-performance building insulation solutions in market growing at >2x GDP:
  - ✓ Leading global spray polyurethane manufacturer.
  - ✓ #1 North American supplier of Spray Polyurethane Foam.
  - ✓ Strong presence in key European and Asian markets.
- 37% Adj. EBITDA CAGR since first investment in 2018.
- Back integrated into key raw materials, providing technology access and security of supply.

1.c **Relentless Focus On Cost Control Leads To Margin Enhancement**

HUNTSMAN
Enriching lives through innovation

LTM SG&A % of Revenue



SG&A / Sales: **9%** upon completion of $50MM in planned savings by 2024

- SG&A cost control a key contributor in strategy to drive Adj. EBITDA margins to 18% - 20%.

- Ended full year 2021 SG&A at ~10% of sales.

- Actionable plan to reduce SG&A by incremental ~$50MM expected to drive SG&A / Sales to ~9%.

1.C **Identified Cost Savings And Synergies Drive Significant Near-Term Margin Expansion**

HUNTSMAN
Enriching lives through innovation

Half of ~$240MM Identified Cost Savings and Synergies Now Achieved, with Remainder by End of 2023

Announced initiatives will be completed by end of 2023



Announced Initiatives	Benefits	Expected Completion
M&A Synergies	~$55MM	Q1 2023
2020 Optimization Initiatives	~$85MM	Q1 2023
Polyurethanes Optimization	~$60MM	End of 2023
GBS Expansion	~$20MM	End of 2023
Supply Chain Optimization	~$20MM	End of 2023
Total	**~$240MM**	

Year	2020	2021	2022	2023	2024
Cumulative In Year Impact	~$30MM	~$100MM	~$140MM	~$200MM	~$240MM

+$140MM, ~160bps

Track Record of Execution

- $100MM benefits delivered in 2021
- Year end annualized run rate at $120MM
- M&A site consolidation
- Polyurethanes network rationalization
- Division cost savings initiatives
- Back office synergies

Clear Line Of Sight To Additional 300+ bps Of Adj. EBITDA Margin Within 36 Months



Target Adj. EBITDA Margin 18-20%

~300bps-350bps

>80bps

~60bps

~40bps

~160bps

Cost Optimization & Synergies (2022-2023)	Aerospace Recovery (2022-2024)	Return on Announced CapEx Projects (2022-2024)	Portfolio Enhancements (2022-2024)
~$40MM to Conclude 2020 Program ~$60MM Polyurethanes Optimization ~$20MM GBS Expansion ~$20MM Supply Chain Optimization	~$45MM Adj. EBITDA Improvement from Return of Aerospace to Pre-COVID Levels	~$45MM Geismar MDI Splitter ~$35MM PP Growth Projects	Well Positioned for Further Strategic Actions, Including Divestiture of Textile Effects

②

Operational, Portfolio, And Financial Transformation Executed By Management And Overseen By Board

Transformed Balance Sheet From High Yield To Investment Grade To Provide Financial Flexibility

HUNTSMAN
Enriching lives through innovation

Significant Deleveraging Since 2015



Reduced Net Leverage from 3.8x to 0.4x and:

- Created **balance sheet flexibility**, enabling management to execute on **portfolio transformation and growth**

- **Removed leverage overhang** by improving credit rating from high yield to investment grade

Balanced Capital Allocation Since 2018



Growth Investments
- $0.6BN in attractive, high growth organic investments

Accretive M&A
- Accretive bolt-on M&A (added $200M+ Adj. EBITDA), with >20% Adj. EBITDA margins
- Acquired at an Adj. EBITDA multiple of <7.0x (post synergies)

Net Debt Paydown
- Improved credit rating from high yield to investment grade

Dividends
- Raised dividend by 50% from 2018 to 2021

Share Repurchases
- 11% net reduction in shares outstanding since 2017

16

Balance Sheet Transformation Created Ability To Balance Growth With Capital Return

HUNTSMAN
Enriching lives through innovation

Growth Investments

- High return and differentiated growth projects
- $180MM (60% of $300MM annual capex budget) spent on growth projects with a >20% risk adjusted IRR
- Critical to continued transformation
- Key projects for electric vehicles, semiconductors, and low-VOC insulation in progress

Accretive M&A

- Strategic fit with portfolio of differentiated products and sustainable solutions
- Must have cost synergies, technology synergies, scalability, and commercial expansion potential
- Financial profile with high Adj. EBITDA margin and high FCF with low capital intensity
- Return threshold: risk adj. IRR greater than WACC + clear premium

Dividends

- Continue to prudently return capital to shareholders with competitive dividend
- Raised dividend by 15% in April 2021 to maintain attractive payout
- **Raised dividend a further 13% in Q1 '22**
- **Total dividend increase since 2018 now 70%**

Share Repurchases

- H2 '21 annualized $400MM repurchases
- New $1BN share repurchase program announced November 2021
- Expect to complete new program within 2 years

Maintaining Investment Grade Rating

provides flexibility to pursue opportunities to create shareholder value

Setting The Record Straight: Huntsman Met Its Ambitious Targets From 2016 And 2018 Investor Days

HUNTSMAN
Enriching lives through innovation

| Huntsman exceeded the 2016 Investor Day target on its portfolio of continuing businesses | Huntsman was within ~1% of the 2018 Investor Day target, despite the pandemic, by 2021 |



| | Target | Actual | Divested (Commodity) Businesses |

- **2017 Target Adj. EBITDA**[1] — $896
- **2017 Pro Forma Adj. EBITDA**[2] **(Excluding MDI Spike)** — $915
- **2017 Pro Forma Adj. EBITDA**[3] **(Including MDI Spike)** — $1,040
- **2020 Target Adj. EBITDA**[4] — $1,362
- **2021 Actual Adj. EBITDA** — $1,343

Starboard falsely claims that Huntsman has failed to deliver prior Investor Day commitments.

In reality, Huntsman:

✓ *exceeded* the 2016 Investor Day Adj. EBITDA target on its portfolio of continuing businesses by ~2% while simultaneously executing on its previously-communicated portfolio transformation.

✓ *was within ~1%* of the Adj. EBITDA on which its 2018 Investor Day target was based for its portfolio of continuing businesses despite global pandemic and supply chain disruptions.

(1) 2017 Target Adj. EBITDA from Huntsman's March 2, 2016 Investor Day was $1,200 million - $1,400 million plus an additional $100 million - $250 million from Pigments & Additives. Excluding the discontinued operations of Venator (Pigments & Additives), Chemical Intermediates & Surfactants, Huntsman's revised target would have been $834 million - $959 million. The graph represents the midpoint of $896 million.

(2) 2017 Proforma Adj. EBITDA represents actual Adj. EBITDA, excluding the discontinued operations of Chemical Intermediates & Surfactants and the $125 million MDI short-term spike (as presented at the 2018 investor Day). Actual Adj. EBITDA including discontinued operations and the MDI short-term spike was $1,259 million.

(3) 2017 Proforma Adj. EBITDA represents actual Adj. EBITDA, excluding the discontinued operations of Chemical Intermediates & Surfactants. Actual Adj. EBITDA including discontinued operations was $1,259 million.

(4) 2020 Target Adj. EBITDA from Huntsman's May 23, 2018 Investor Day was approximately $1,600. Excluding the discontinued operations of Chemical Intermediates & Surfactants, Huntsman's revised target would have been $1,362 million.

Market Reaction To Investor Day And Subsequent Announcements Demonstrate Huntsman's Credibility

HUNTSMAN
Enriching lives through innovation

> **Announced Share Repurchases, Aggressive Targets, New Incentive Compensation Plan to Drive Execution, Strategic Review of Textile Effects, Q4 Earnings Beat, and Q1 '22 Guidance Above Consensus**

Share price outperformed S&P500 by 28.2%[1]

Consensus price target rose to $46 a share (2/2022) from $27 (12/2020)

Analysts are bullish

HUN up to Buy

"We find merit in HUN's argument, particularly in polyurethanes, __that it has improved its portfolio by exiting the PO/MTBE assets and focusing on more downstream applications__ such as the spray foam insulation markets versus the more commodity polymeric MDI markets. __Despite the portfolio upgrading effort, a valuation gain has been elusive__ even though HUN's results do empirically demonstrate more stability than its more commodity-centric peers."

Goldman Sachs   *December 2021*

Solid Print into Investor Day

"We came away more positive on buybacks; we think Huntsman highlighted some interesting technology opportunities and the company laid out EBITDA/FCF targets that imply a materially higher 2024 earnings number than Bloomberg consensus. Which gets us back to the quote: __the market is currently discounting the potential for Huntsman to achieve these goals. Current valuation is too cheap for that quality of performance.__"

BARCLAYS   *November 2021*

$44 Price Target with Estimated 24% Upside

"We prefer HUN into 2022 given the company's already-announced share repurchase program into 2022 (minimum ~$300M, or ~4% of market cap) as well as the margin expansion the company should see in 2022E (~100bps Y/Y). __We believe the combination of synergies, cost reductions, and ramp up of share repurchases should allow the company to trade at a more favorable multiple.__"

UBS   *January 2022*

- Research analysts see Huntsman as an attractive investment opportunity offering more value than peers.

- Huntsman currently has 81% buy rating compared to 56% for Celanese and 65% for Eastman.

- Huntsman has long been respected by analysts with only one analyst giving sell rating in last five years and none currently.

Source: FactSet as of February 25, 2022.
(1)   Represents period from November 9, 2021 to February 25, 2022 on market-adjusted basis relative to S&P 500. Calculated as excess returns relative to S&P 500 based on Huntsman's 5-year adjusted beta of 1.20.

Even During The Pandemic, Huntsman Exceeded Investor Expectations

HUNTSMAN
Enriching lives through innovation

Huntsman's Adj. EBITDA has Exceeded Sell-Side Expectations Every Quarter Since Start of the Pandemic



	+14%	+42%	+13%	+9%	+13%	+4%	+4%	+8%

Quarter	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21	Q3'21	Q4'21
FactSet Consensus	$145	$38	$166	$221	$257	$321	$356	$322
Actual Adj. EBITDA	$165	$54	$188	$240	$289	$334	$371	$349

■ FactSet Consensus Adj. EBITDA Estimate   ■ Actual Adj. EBITDA

Research Analysts are Confident in Our Execution

"In an earnings season where most peers are missing estimates and providing below consensus guidance, Huntsman was able to outperform due to combination of robust selling price increases, improved commercial execution (European MDI price surcharges, 90% of European MDI contracts moved to monthly pricing), strong volumes, cost optimization and synergy savings."

February 2022

"Huntsman should make good EBITDA progress in 2022 after a strong 2021 business performance. Huntsman's EBITDA more than doubled from its lows in 2021: Huntsman's 2021 EBITDA of $1.34b compared to $647m in 2020."

JPMORGAN CHASE & CO. *February 2022*

"The biggest question investors ask us is whether the stock has more fundamental upside. The short answer is yes... HUN looks positioned to meet its goal of ~100bps of annual EBITDA margin improvement toward a target range of 18-20% by 2024."

Morgan Stanley *February 2022*

Huntsman Alone has Continuously Beat Expectations

EBITDA / EPS Beat or Miss	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21	Q3'21	Q4'21	% Beat
covestro	✓ / ✓	✓ / ✓	✓ / ✓	✗ / ✓	✓ / ✓	✗ / ✗	✓ / ✓	✗ / ✗	63% / 75%
Dow	✓ / ✗	✗ / ✓	✓ / ✓	✓ / ✓	✓ / ✓	✓ / ✓	✓ / ✓	✓ / ✓	88% / 88%
EASTMAN	✓ / ✓	✗ / ✗	✓ / ✓	✓ / ✓	✓ / ✓	✓ / ✓	✗ / ✗	✗ / ✗	63% / 63%
Celanese	✓ / ✓	✓ / ✓	✓ / ✓	✓ / ✓	✓ / ✓	✓ / ✓	✗ / ✓	✗ / ✗	75% / 88%
LANXESS	✓ / ✗	✓ / ✓	✗ / ✗	✓ / ✗	✓ / ✗	✓ / ✓	✗ / ✓		71% / 43%
HUNTSMAN	✓ / ✓	✓ / ✓	✓ / ✓	✓ / ✓	✓ / ✓	✓ / ✓	✓ / ✓	✓ / ✓	100% / 100%

Record Q4 Validates Value Over Volume Strategy And Confirms Execution

HUNTSMAN
Enriching lives through innovation

	Huntsman					Peers [1]
	Q4'21	**Q4'20**	**Better/ (Worse) Prior**	**Q4'21 Consensus**	**Better/ (Worse) Consensus**	**Q4'21 Performance vs. Consensus**
Revenue	$2,307	$1,668	38%	$2,162	7%	5%
Adj. EBITDA	$349	$240	45%	$332	5%	(4%)
Adj. Diluted EPS	$0.95	$0.51	86%	$0.90	6%	(3%)

"The quarter was impressive. Setting aside the earnings beat + raise for a minute, we think the messaging on the call around disciplined capital allocation + 'value over volume' resonated most favorably with us. As historically one of the biggest proponents for Huntsman to return cash over pursuing further M&A, we were pleased seeing an again-raised dividend and accelerating share repurchases. We continue to think the capital deployment opportunity is considerable."

BARCLAYS
February 2022

"We reiterate our OW rating on HUN as one of the very few to give a strong outlook for 1Q22 and 2022 (HUN sees $1.4B EBITDA at low end of the range) where chemical companies are struggling with inflation. We expect strong underlying fundamentals within MDI/polyurethanes to continue, with the completion of its Geismar splitter project in 2Q providing differentiated capabilities in the Americas which should further improve margins."

WELLS FARGO
February 2022

(1) Peers include Celanese, Covestro, Dow and Eastman. Lanxess has yet to report Q4 results.

Huntsman's Track Record Of Creating Shareholder Value Long Predates Starboard



Five-Year Total Shareholder Return



Legend:
- ☐ Through Starboard 13D Filing on Sept. 27, 2021
- ■ Extended through February 25, 2022

Celanese: 161% / 141%
Huntsman: 101% / 182%
Eastman: 80% / 104%
Covestro: 31% / 13%
Lanxess: 22% / (6%)

Share Price Change Since Huntsman's Investor Day



Huntsman: 21%
Eastman: 8%
Dow: 2%
Covestro: (13%)
Lanxess: (17%)
Celanese: (18%)

Huntsman's outperformance since Investor Day reflects its continued execution on a compelling multi-year strategy

Huntsman has continued to announce progress, including:

- Incremental $1 billion share repurchase authorization
- Record Q3 earnings, beat consensus by 4%
- $665 million award from Albemarle arbitration
- Record Q4 earnings with strong outlook for 2022
- Aggressive 2024 targets for adj. EBITDA margin, cost reduction, and free cash flow
- A new incentive compensation plan to ensure achievement of Investor Day targets
- A strategic review of the revitalized Textile Effects business
- Increased annual dividend $0.10, ~13%

Starboard has announced:

- Repeated support for Huntsman's strategy and execution
- No new ideas to further enhance Huntsman performance
- A pointless campaign to replace four Huntsman directors

Source: FactSet. Dow excluded from five-year TSR analysis due to spin from DowDupont.

Financial Results Demonstrate Compelling Execution

HUNTSMAN
Enriching lives through innovation

Adjusted EBITDA ($MM)



- Q1 2019 (Pre-Covid): $204
- Q1 2021: $288
- Q1 2022E Consensus: $367

Adjusted EBITDA Margin (%)



- Q1 2019 (Pre-Covid): 12%
- Q1 2021: 16%
- Q1 2022E Consensus: 17%

3

Refreshed and Fit-for-Purpose Board Overseeing Differentiated and Downstream Focus and Driving Further Transformation

Fully-Refreshed Board Will Oversee Continued Growth And Profitability…

HUNTSMAN
Enriching lives through innovation

Peter Huntsman
Chairman, President, and CEO
Joined Board in 2004

Provides 40 years of strategic, operational, and financial leadership driving Huntsman's transformation, including identifying, acquiring, and integrating more than 25 value-additive bolt-on businesses and delivering in excess of $500 million in cost optimization programs

Executive Leadership & Strategy

Cynthia Egan
Vice Chair & Lead Independent Director
Nominating & Corporate Governance Committee Chair
Joined Board in 2020

Provides perspective of long-term institutional shareholders coupled with strong management and financial acumen developed as T. Rowe Price executive responsible for over 2,900 investment plans with more than 1.5 million participants

Perspective of Long-Term Shareholder

Sonia Dulá
Independent Director
Compensation Committee Chair
Joined Board in 2020

Provides insight into growth opportunities and global perspective based on extensive international experience in finance and investment banking, including as Vice Chair, Head of Wealth Management and Head of Corporate and Investment Banking for Bank of America Latin America

Global Finance Expertise

Jeanne McGovern
Independent Director
Audit Committee Chair
Joined Board in 2021

Provides enterprise risk management and auditing expertise developed during 40-year career auditing and advising Fortune 500 public companies on enterprise risk management, financial management, reporting and controls, accounting, M&A, and corporate governance

Audit & Risk Management Expertise

Retired Vice Admiral Jan Tighe
Independent Director
Sustainability Committee Chair
Joined Board in 2019

Provides broad leadership perspective and specialized cyber security and IT expertise developed during her ~34-year career in the U.S. Navy, including designing and implementing cyber resiliency into operational technology systems and directing cyber and intelligence operations

Leadership and Cyber Security Expertise

Dr. Mary Beckerle
Independent Director
Joined Board in 2011

Provides historical context and continuity to a refreshed board with very low tenure and brings extensive executive and R&D oversight experience developed as CEO of nationally-recognized cancer research center with more than $1 billion revenue, $100 million in R&D spending, and over 3,000 personnel

Drove Balance Sheet Transformation

Curtis Espeland
Independent Director
Joined Board in 2022

Provides highly-relevant financial and strategic acumen from ~25-year leadership career at differentiated chemical manufacturer Eastman Chemical where, as EVP and CFO, he revitalized Eastman's M&A strategy with +$9 billion of acquisitions and EBITDA margin expansion of ~10%

Financial & Portfolio Expertise

Daniele Ferrari
Independent Director
Joined Board in 2018

Provides extensive expertise in differentiated chemicals developed over more than ~35-years in global executive roles, including as CEO of one of Europe's largest chemical companies, Versalis, whose portfolio he repositioned from commodities to higher value, differentiated, and sustainable products

Leadership in Differentiated Chemicals

José Muñoz
Independent Director
Joined Board in 2022

Provides operational expertise and deep insight into global automotive markets developed in career in the sector, including in current role as COO of Hyundai Motor Company where he directs global operations and is in charge of implementing Hyundai's fuel cell vehicle and mobility services strategies

Key Markets & Operational Expertise

David Sewell
Independent Director
Joined Board in 2022

Provides operational and commercial expertise, including sales, marketing, and branding, developed during 25-year executive career in chemicals and industrial products, particularly as President and COO of Sherwin Williams' Performance Coatings Group, growing revenue from $2.8 billion to $6.1 billion and EBITDA margin by 260 bps

Operational & Branding Expertise

Please refer to the Appendix (pages 44-48) for detailed director bios

Committee Chairs as of 2022 Annual Meeting

…Led By Independent Directors With Highly Relevant Experience At Global Institutions…

HUNTSMAN
Enriching lives through innovation

Cynthia Egan	Sonia Dulá	Jeanne McGovern	Retired Vice Admiral Jan Tighe	Dr. Mary Beckerle	Curtis Espeland	Daniele Ferrari	José Muñoz	David Sewell
T. Rowe Price President of Retirement Plan Services (2007-2012) Retired	**BANK OF AMERICA** Vice Chair, Latin America (2013-2018) Retired		**U.S. Navy** Deputy Chief of Naval Operations for Information Warfare (Served from 1984-2018) Retired	**EASTMAN** CEO (2011-Present)	**EASTMAN** EVP and CFO (2008-2020) Retired	**SK CAPITAL** Senior Advisor and Investor (2021-Present)	**HYUNDAI** COO and President and CEO, America (2019-Present)	**WestRock** President and CEO (2021-Present)
Fidelity Senior Executive (1989-2007) Head of Fidelity Institutional Services	**GLR** Grupo Latino de Radio CEO			**Johnson & Johnson** Director	**LINCOLN ELECTRIC** Director	**eni versalis** CEO (2011-2020)	**NISSAN MOTOR COMPANY** Chief Performance Officer (2016-2019)	**SHERWIN WILLIAMS** President and COO (2019-2021) President of Performance Coatings (2014-2019)
Dept. of the U.S Treasury Senior Advisor Dept. of the U.S Treasury (2014 – 2015)	**Goldman Sachs** Head of Latin America Equity Capital Markets and, before that, nine years of investment banking in London and New York	**Deloitte.** Partner Retired 2020	**Goldman Sachs** Director	**U HEALTH UNIVERSITY OF UTAH** Distinguished Professor, Oncological Sciences	**Nouryon** Director	**VENATOR** Director	**TOYOTA** Senior Operational and Executive Managerial Positions	**General Electric** Plastics and Advanced Materials Division
	TELEMUNDO CEO – Telemundo Studio Mexico		**PROGRESSIVE** Director **IronNet** Director	**NIH** National Institutes of Health Advisory Committee Member	**ARTHUR ANDERSEN** Manager			

…And With Right Mix of Expertise, Experience, And Diversity To Continue Huntsman's Transformation

HUNTSMAN
Enriching lives through innovation

	1	2	3	4	5	6	7	8	9	10	
Senior Leadership Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	**10 of 10 directors**
C-Suite Executive Experience	✓	✓	✓	✓	✓	✓	✓				**7 of 10 directors**
Differentiated / Downstream Chemicals Operations Experience	✓	✓	✓	✓							**4 of 10 directors**
Product Innovation / R&D Experience	✓	✓	✓	✓	✓						**5 of 10 directors**
Cost Control / Reduction Experience	✓	✓	✓	✓	✓	✓	✓				**7 of 10 directors**
M&A Experience	✓	✓	✓	✓	✓	✓	✓				**7 of 10 directors**
International Operations Experience	✓	✓	✓	✓	✓	✓	✓				**7 of 10 directors**
Other Current Public Company Board Experience	✓	✓	✓	✓	✓	✓	✓	✓			**8 of 10 directors**
Independence	✓	✓	✓	✓	✓	✓	✓	✓	✓		**9 of 10 directors**
Diversity (Gender or Racial / Ethnic)	✓	✓	✓	✓	✓	✓					**6 of 10 directors**

Refreshed Board Surpasses Peers And S&P 500 On Key Governance Metrics

3.A



Stat	HUNTSMAN [1]	Huntsman's [2] Peer Group	S&P 500	Assessment for Huntsman
Average Tenure (Years)	4	6	8	✔ Exceeds Both Benchmarks
Average Age (Years)	60	63	63	✔ Exceeds Both Benchmarks
Racial Diversity (% Diverse)	20%	8%	21%	✔ Exceeds Peers; In-line with S&P 500
Gender Diversity (% Female)	50%	40%	30%	✔ Exceeds Both Benchmarks
Independence (% Independent)	90%	84%	86%	✔ Exceeds Both Benchmarks

Source: Spencer Stuart.
(1) As of 2022 AGM.
(2) Peer group includes Celanese, Covestro, Dow, Eastman and Lanxess. For AGs, assessed Supervisory Board for benchmarking purposes.

3.B **Thoughtful Multi-Year Board Refreshment In Process And Largely Completed Before Starboard Appeared**



Since 2018, Huntsman has Appointed Eight New Independent Directors, Including Four Female Directors, Two Racially-Diverse Directors, and Named a New Vice Chair and Lead Independent Director

March 2018
Daniele Ferrari added to the Board

June 2020
Sonia Dulá and Cynthia Egan added to the Board

September 2021
Starboard publicly discloses 13D position

January 2022
Cynthia Egan named new Vice Chair and Lead Independent Director

January 2018
Peter Huntsman named Chairman of the Board

February 2019
Retired Vice Admiral Jan Tighe added to the Board

February 2021
Jeanne McGovern added to the Board

January 2022
Curtis Espeland, José Muñoz, and David Sewell added to the Board

29

Huntsman Risks Losing Integral Expertise If Starboard's Nominees Are Elected

HUNTSMAN
Enriching lives through innovation

What Our Board Would Lose	*What Starboard's Nominees Would "Add"*
 **Cynthia L. Egan** • Perspective of long-term shareholders gained during career representing institutional investors • Strong management skills and financial acumen • Expertise in corporate governance	 **Jeff Smith** • Short-term investor mentality • Demonstrated history of value destruction in chemicals • Focused on what is good for Starboard regardless of Huntsman's success and proven performance
 **Dr. Mary Beckerle** • Historical context and continuity on a refreshed Board with very low tenure gained during 10 years of Audit Committee oversight of balance sheet and portfolio transformation • Internationally recognized scientist (Elected Member, National Academy of Sciences) and Distinguished Professor of Biology and Oncological Sciences	 **Sandra Beach Lin** • Outdated operating and chemicals experience that is more than 12 years old • Failed in her only C-Suite experience, lasting less than 18 months at CaliSolar where she burned through millions in investors' money, alienated communities in California and Ohio, and laid off nearly 25% of its workforce
 **José Muñoz** • Operational excellence and demonstrated success • Expertise in branding, innovation, and sustainability in critical end markets • International expert in industrial operations	 **Jim Gallogly** • Operating experience limited to oil & gas, refineries, and commodity chemicals • No business experience in nearly a decade • Repeat nominee by Starboard in multiple proxy contests
 **Daniele Ferrari** • 35+ years of expertise in differentiated chemicals • Success in portfolio repositioning • Current industry leadership position and sustainability expertise • International expert in industrial operations	 **Susan Schnabel** • Unsuccessful investment record in chemicals • No operating experience • Repeat nominee by Starboard in multiple proxy contests
Differentiated experiences aligned with Huntsman's strategy	**Lack the current and diverse expertise Huntsman requires**

3.C **Shareholder-Friendly Governance Profile Drives Alignment And Accountability**

HUNTSMAN
Enriching lives through innovation

Practice	HUNTSMAN	Aligned with Corporate Governance Best Practices?
Annually Elected Directors	Yes	✓
% Board Independence	90% (9 of 10 Directors)	✓
Board Diversity	60% (6 of 10 Directors)	✓
Majority Vote Standard	Yes	✓
Simple Majority to Amend Charter and Bylaws	Yes	✓
Shareholder Right to Call Special Meeting	Yes – 15% Threshold	✓
Robust Clawback Policy	Yes	✓

✓ *Conducted Thoughtful Multi-Year Board Refreshment Since 2018*

- Appointed eight new independent directors who add gender and ethnic diversity as well as core competencies critical to Huntsman's future

✓ *Enhanced Shareholder Rights*

- Lowered ownership threshold from 25% to 15% to call a special meeting, and adopted proxy access

✓ *Introduced Board-level Environmental Oversight*

- Established independent Sustainability Committee to oversee and support company's environmental stewardship; published annual GRI and SASB compliant Sustainability Report

✓ *Ensured Individual Alignment with Shareholders*

- Approved robust stock ownership guidelines for directors and officers; prohibited short sales by directors and executives

Source: ISS, Glass Lewis, BlackRock and Vanguard websites.

HUNTSMAN
Enriching lives through innovation

Structure Emphasizes Accountability



ABSOLUTE PAY-TSR ALIGNMENT
CEO granted pay trends versus value of a $100 investment made on the first day of the five-year period.

	2016	2017	2018	2019	2020
Pay($000)	14,532	16,570	13,024	16,051	13,138
Indexed TSR	187.65	311.91	187.81	243.15	270.65

Significant At-Risk Compensation for All NEOs and Their Direct Reports
Strong alignment with shareholders is no surprise given that 86% of CEO compensation, and 74% of NEO compensation, was at-risk in 2021. Equity incentives comprised 2/3rds of CEO pay

Continue to Strengthen Alignment
From 2019 to 2022 the percentage of performance share units based on achieving targets will have increased from 30% to 70% of total equity incentives

Leading Pay-for-Performance Alignment
Looking at CEO direct compensation, Huntsman's pay-for-performance is one of the best of proxy peers over the most recent five-year period (2016-2020) for which peer data is available

Incentive Plan Focuses on Investor Day targets

Cash Bonuses Are Linked to Achieving Investor Day Targets
✓ For 2022, 100% of annual cash performance awards are linked to achieving Adj. EBITDA margin, cost optimization, and free cash flow targets announced at 2021 Investor Day

Equity Incentives Tightly Align Interests
✓ Significant majority of plan participants' equity incentives, including for NEOs, Officers, Vice Presidents, and other key leaders are performance-based

PSUs Keyed to Growing Shareholder Value
✓ Performance share units (70% of equity incentives) cliff-vest if targets for relative Total Shareholder Return (3-year vesting) and Free Cash Flow (2-year vesting) are met

Broad-Based Design Ensures Engagement
✓ Multi-year incentive plan extends beyond NEOs to cover all Officers, Vice Presidents, and other key leaders within Huntsman

This Is The Right Board To Continue To Deliver On Huntsman's Value Creation Potential

HUNTSMAN
Enriching lives through innovation

Transformed Portfolio & Increased Financial Flexibility

Differentiated Products Anchored by Megatrends



- Textile Effects
- Advanced Materials
- Performance Products
- Polyurethanes

16% Margin
6BN Lbs
Adj. EPS: $3.54

Careful Deleveraging Created Investment-Grade Balance Sheet and Financial Flexibility



USD in Billions

2015	2016	2017	2018	2019	2020	2021
3.8x	3.4x	1.4x	1.3x	1.7x	0.8x	0.4x

Net Debt — Net Debt / Adj. EBITDA

+

Thoughtful & Comprehensive Board Refreshment



☐ *Directors appointed since 2018*

=

Creating Significant Incremental Shareholder Value

Strong Q4 Results Show Compelling Progress

	Q4'21	Consensus	% Better
Revenue	$2,307	$2,162	+7%
Adj. EBITDA	$349	$332	+5%
Adj. Diluted EPS	$0.95	$0.90	+6%

Executing on Our Strategy Will Continue the Transformation

✓ **Improve Adj. EBITDA Margin to 18-20%**

✓ **Generate 40%+ Free Cash Flow**

✓ **Maintain Investment Grade Rating**

✓ **Execute on $1BN Share Repurchase Program**

4

Starboard's Campaign is Unnecessary, Unwise, and Risks Value Destruction

Starboard Has Repeatedly Endorsed Huntsman's Strategy And Execution

HUNTSMAN
Enriching lives through innovation

What Huntsman Has Delivered Since 2017…

Financial Performance
- ✓ Grew Adj. EBITDA by 30%, revenue by 5% per annum, and volume 1% per annum while expanding margins
- ✓ Unveiled ambitious 2024 targets, including 18-20% Adj. EBITDA margin, at November 2021 Investor Day

M&A
- ✓ Transitioned away from disparate and commodity-heavy portfolio, disposing of 40% of business
- ✓ Completed accretive bolt-on acquisitions of value-additive businesses
- ✓ Announced strategic review of Textile Effects business

Capital Allocation
- ✓ Improved balance sheet to investment grade
- ✓ Repurchased approximately $800MM of stock
- ✓ Approved new $1BN share repurchase program
- ✓ Increased dividend by 70%

Governance
- ✓ Completed thoughtful multi-year refreshment process which added eight new independent directors
- ✓ Appointed new Lead Independent Director
- ✓ Enhanced shareholder rights

Executive Compensation
- ✓ Increased at-risk compensation and focus on PSUs to further align pay and performance
- ✓ Implemented multi-year incentive compensation aligned with Investor Day targets

What Starboard Has Said…

"We believe the Company has significantly improved its portfolio mix. They divested three reporting segments that had just commodity business and they are strengthening the other segments with higher value components"

- Jeff Smith, 13D Conference, 10/06/2021

"We have also been pleased by the Company's recent announcements around financial targets, capital allocation priorities and portfolio changes"

- Starboard Letter to Huntsman's Board, 01/12/2022

"We are incredibly excited by our investment in Huntsman because of the Company's strong market positions, diverse product portfolios, innovative chemistries, and difficult to replicate manufacturing footprint"

- Starboard Letter to Huntsman's Shareholders, 02/10/2022

Starboard's Nominees Lack Critical Expertise And Add No Incremental Value

HUNTSMAN
Enriching lives through innovation

	Qualifications are Irrelevant or Unneeded	Other Concerns
Jeff Smith	✕ No operational experience ✕ Narrow shareholder and short term perspective as hedge fund principal (average holding period: ~15-18 months) ✕ Lacks broader long-term shareholder value perspective of our current Lead Independent Director	✕ Extensive engagement with Huntsman prior to filing of dissident proxy statement characterized by lack of transparency ✕ Historical failure in chemicals investments
Sandra Beach Lin	✕ No operating experience in more than a decade ✕ Far less extensive sector experience than other directors already added as part of Board refresh	✕ Already serving on three public company boards and chairs the compensation committee of a privately-held Canadian company ✕ Failed in only C-Suite experience at CaliSolar ✕ Expressed interest in joining Huntsman's Board to gain experience to assist another board manage still pending portfolio transformation
Jim Gallogly	✕ Narrow experience focused in oil & gas, refineries, and commodity chemicals; no experience in differentiated chemicals, R&D, M&A, nor innovation ✕ Benefited from bankruptcy's clean slate and dramatic feedstock decline at LyondellBasell ✕ No operating experience in nearly a decade ✕ Described current occupation in Starboard's nominating notice as "philanthropy, ranching, and private investing"	✕ Promoted by Starboard as strong candidate based on strength of his ties to the Huntsman family ✕ Repeat Starboard nominee, raising questions about his ability to act independently of Starboard as a director ✕ *"Having achieved the goals that I set for myself professionally and for the company, I feel it's time to move on to the next chapter, putting a priority on my family and philanthropic efforts"* – Jim Gallogly, Sept. '14
Susan Schnabel	✕ No operational experience ✕ Only industry experience is as private equity investor	✕ Oversaw massive destruction of shareholder value as Lead Director at STR Holdings, where stock declined 88% under her leadership ✕ Repeat Starboard nominee, raising questions about her ability to act independently of Starboard as a director

Starboard Destroyed Value At GCP – The Only Chemicals Company It Ever Controlled

HUNTSMAN
Enriching lives through innovation

Starboard's failure at GCP is a cautionary tale for Huntsman's shareholders

- Starboard pressured GCP in 2019 into replacing two directors and forced GCP into a premature public sale process
- Starboard's public sale process then failed, destroying value in the process
- Starboard took control of all 8 Board seats in a follow-up proxy contest in 2020, replaced both CEO and CFO, **and then failed to deliver on any of its commitments**

Starboard's Promises	Starboard's Plan	Starboard's Failure
Revenue Growth (3%-5% Long-Term Growth Target)	• Did not focus on product innovation nor portfolio enhancement • Restructure sales force, customer service, and order entry • Geographic expansion of product portfolio	
Gross Margin (300bps Improvement)	• Cut R&D spend and invest in marketing • Cut production of low-margin SKUs, improve procurement, and add capacity for certain products	
SG&A (300bps Improvement)	• Streamline managerial organization • Introduce automation into customer service • Reallocate R&D resources towards higher-margin Specialty Building Materials segment	

Starboard's Failure — Pre-Starboard (2018) / Starboard's Plan / Actuals (LTM) / Failure

Revenue Growth (%): 3.8% / 5.0% / (2.6%) / (7.6%)

Gross Margin (%): 36.4% / 41.0% / 37.2% / (3.8%)

SG&A (% of Sales): 25.7% / 23.0% / 26.4% / (3.4%)

Starboard Utterly Failed To Deliver On Its Key Promise To GCP Shareholders: EBIT Margin Growth

HUNTSMAN
Enriching lives through innovation

What Starboard Promised:
Increase EBIT Margin 600 bps



What Starboard Delivered:
Nothing, While Huntsman / GCP's Peers Surged Ahead

Indexed LTM EBIT Margin



Huntsman: +121%

Starboard's Plan for GCP: +61%

GCP Peers: +31%

Starboard's Results at GCP: (1)%

2Q'20 3Q'20 4Q'21 1Q'21 2Q'21 3Q'21 4Q'21

LTM EBIT Margin at GCP



10%
Starboard's Plan for GCP
16%
Starboard's Underperformance
(6)%

GCP Pre-Starboard (2Q'20 LTM)   GCP under Starboard (3Q'21 LTM)

Absolute EBIT Margin Expansion
(most recent LTM vs. 2Q'20 LTM)



7%
6%
2%
(0.1)%

GCP 3Q'21   Peers   Huntsman 3Q'21   Huntsman 4Q'21

Starboard's Plan for GCP

Source: Company filings.

38

Huntsman Created More Than ~7x The Shareholder Value of Starboard-Controlled GCP – Even If You Include GCP's Buyout

GCP significantly underperformed the peers Starboard itself selected, the broader market, and Huntsman



Huntsman – 123%

Starboard-selected GCP Peers [1] – 83%

S&P500 – 54%

GCP Under Starboard Even AFTER Buyout – 17%

GCP Under Starboard BEFORE Buyout [2] – (14)%

Huntsman delivered ≥ 7.2x over the same period WITHOUT a change of control

Starboard delivered nowhere near what they promised EVEN WITH a sale to Saint Gobain

Jun-19   Nov-19   Apr-20   Oct-20   Mar-21   Sep-21   Feb-22

Source: FactSet as of 2/25/2022, Company filings
Note: TSR since Starboard filed 13-D at GCP on June 6, 2019. For calculation purposes, dividends are received rather than reinvested.
(1)   Median of Starboard-selected peer companies: Sika, Saint Gobain and Carlisle Companies.
(2)   Based on volume-weighted average price per GCP share for the 30-trading days ended on the last trading date (November 30, 2021) before news of the Saint Gobain buyout became public.

Conclusion

Huntsman Aggressively And Successfully Transformed The Portfolio, Enhanced The Financial Profile, And Refreshed The Board

HUNTSMAN
Enriching lives through innovation

1

Transformational Strategy to Deliver Higher Margin Differentiated and Sustainable Solutions

A. Exited volatile commodity businesses, made organic investments, and targeted bolt-on acquisitions in differentiated markets

B. Targeted higher-growth end markets while addressing customer needs for innovation, sustainability, and reduced carbon footprints

C. Drove margin improvement across business lines through relentless focus on pricing, cost, and prioritizing value over volume

D. Created clear path to deliver incremental +300bps of Adj. EBITDA margin expansion over next 24-36 months

2

Operational, Portfolio, and Financial Transformation Executed By Management and Overseen by the Board

A. Deleveraged balance sheet to achieve investment grade rating – improving financial flexibility and enabling balanced cash allocation strategy

B. Built track record of setting – and achieving – robust financial and operational targets

C. Record results validate strategy and execution, exceeding analyst and investor expectations even amid pandemic

D. Delivered industry-leading 5-year TSR – and continue to significantly outperform despite Starboard's distraction

3

Refreshed and Fit-for-Purpose Board Overseeing Differentiated, Downstream Focus and Driving Further Transformation

A. Assembled experience, expertise, and diversity critical to overseeing Huntsman's transformed portfolio and continuing long-term success

B. Appointed eight new independent directors since 2018, completing refresh underway long before Starboard appeared

C. Ensured alignment and accountability through shareholder-friendly and peer-leading corporate governance profile

D. Implemented new compensation plan to ensure delivery of 2021 Investor Day targets

4

Starboard's Campaign is Unnecessary, Unwise, and Risks Value Destruction

A. Unnecessary: Starboard has publicly supported Huntsman's financial targets, capital allocation, and portfolio transformation

B. Unwise: Starboard's nominees do not offer incremental or relevant expertise to oversee transformed business

C. Risks Value Destruction: Starboard's disastrous history in chemical sector demonstrates that its playbook does not work

D. Ill-timed: Risks losing substantial momentum coming out of record year

41

Protect Your Investment.
Reject Starboard's Risky Agenda.

HUNTSMAN
Enriching lives through innovation

Vote the <u>WHITE</u> Proxy Card FOR Huntsman's Proposals

 **1) Re-Elect All of Huntsman's Directors**

 **2) Approve Say-on-Pay Proposal**

 **3) Ratify Auditors**

Appendix

Our Qualified Board's Bios

HUNTSMAN
Enriching lives through innovation

Executive Leadership & Strategy



Peter Huntsman
Chairman, President, and CEO of Huntsman

Joined Board in 2004

Elected Chairman in 2018

Provides 40 years of strategic, operational, and financial leadership driving Huntsman's transformation, including identifying, acquiring, and integrating more than 25 value-additive bolt-on businesses and delivering in excess of $500 million in cost optimization programs

- Developed broad and deep experience across the many facets of the global chemical industry while serving in both operational and executive leadership positions in the United States and abroad

- Built valuable and enduring relationships with customers, suppliers, labor unions, political leaders, NGO's and the communities in which the Company operates around the world

- Spearheaded Huntsman's transformation through his executive leadership and strategic insight

- ***Current Public Directorships:*** Director of Venator Materials

- ***Other Notable Memberships:*** Chairman of the American Chemistry Council; Director of the Memorial Hermann Health Systems

---

Perspective of Long-Term Shareholder



Cynthia Egan
Vice Chair & Lead Independent Director of Huntsman

Nominating & Corporate Governance Chair

Joined Board in 2020

Provides perspective of long-term institutional shareholders coupled with strong management and financial acumen developed as T. Rowe Price executive responsible for over 2,900 investment plans with more than 1.5 million participants

- Spent one year as a Senior Advisor to the U.S. Department of the Treasury (following her time at T. Rowe Price), where she advised senior level agency employees on domestic employment retirement security

- Brings a unique perspective and helps align with the Company's long-term strategy to ensure the Board and management remain focused on the priorities of Company shareholders, including leading institutions

- ***Current Public Directorships:*** Chair of Hanover Insurance Group; Director of Unum Group

- ***Other Notable Memberships:*** Founding Co-Chair of the Council of Women of Boston College; Director of BlackRock's Innovation and Growth Trust and Science and Technology Trust II

Our Qualified Board's Bios (*Cont.*)

Global Finance Expertise



Sonia Dulá
Former Vice Chair, Latin America, at
Bank of America Merrill Lynch

Compensation Committee Chair

Joined Board in 2020

Provides insight into growth opportunities and global perspective based on extensive international experience in finance and investment banking, including as Vice Chair, Head of Wealth Management and Head of Corporate and Investment Banking for Bank of America Latin America

- Gained deep experience in financial analysis, regulatory compliance, and business transformations all while working in international markets

- Previously served as CEO of Grupo Latino de Radio, the owner / operator of more than 500 radio stations in Latin America and the U.S. Hispanic market, co-founded two internet companies, Internet Group of Brazil and Obsidiana, and served as CEO of Telemundo Studio Mexico

- *Current Public Directorships:* Director of Acciona, Hemisphere Media Group and Millicom International Cellular

- *Other Notable Memberships:* Member of the Latin America Strategic Advisory Board of Banco Itaú; Member of the Council on Foreign Relations

---

Audit & Risk Management Expertise



Jeanne McGovern
Former Partner of Deloitte & Touche

Audit Committee Chair

Joined Board in 2021

Provides enterprise risk management and auditing expertise developed during 40-year career auditing and advising Fortune 500 public companies on enterprise risk management, financial management, reporting and controls, accounting, M&A, and corporate governance

- Brings demonstrated leadership from Deloitte, where she headed the succession and deployment process for accounting and assurance partners that focused on developing audit partners for the firm's most significant clients and, additionally, identified, mobilized, and directed resources globally to help partners and firm leaders respond to trends affecting multinational companies

- Facilitated sessions for audit committees focused on transformation, enhancing effectiveness, and sharing best practices

- Demonstrated critical expertise when looking at the Company's financial reporting, internal controls, and audit functions

Our Qualified Board's Bios (*Cont.*)

HUNTSMAN
Enriching lives through innovation

Leadership and Cyber Security Expertise



Retired Vice Admiral Jan Tighe
Former Vice Admiral for the U.S. Navy

Sustainability Committee Chair

Joined Board in 2019

Provides broad leadership perspective and specialized cyber security and IT expertise developed during her ~34-year career in the U.S. Navy, including designing and implementing cyber resiliency into operational technology systems and directing cyber and intelligence operations

- Served as Commander of the U.S. Fleet Cyber Command U.S. Tenth Fleet, where she directed operations and defense of Global Navy IT Networks, Signals Intelligence Operations and Offensive Cyberspace Operations

- Served as a member of the U.S. Navy's Corporate Board, which collaboratively planned and financed $150 billion annually to support global U.S. Navy missions

- ***Current Public Directorships:*** Director of Goldman Sachs, IronNet, and Progressive

---

Drove Balance Sheet Transformation



Dr. Mary Beckerle
Academic and Research Scientist and CEO of the Huntsman Cancer Institute at the University of Utah

Joined Board in 2011

Provides historical context and continuity to a refreshed board with very low tenure and brings extensive executive and R&D oversight experience developed as CEO of nationally-recognized cancer research center with more than $1 billion revenue, $100 million in R&D spending, and over 3,000 personnel

- Serves as Distinguished Professor of Biology and Oncological Sciences and the Associate Vice President for Cancer Affairs

- ***Current Public Directorships:*** Director of Johnson & Johnson

- ***Other Notable Memberships:*** Advisory Committee to the Director of the National Institute of Health; Director of the American Association for Cancer Research

- ***Notable Awards:*** Utah Governor's Medal for Science and Technology; Sword of Hope Award from the American Cancer Society; Alfred G. Knudson Award in Cancer Genetics from the National Cancer Institute

Our Qualified Board's Bios (*Cont.*)

Financial & Portfolio Expertise



Curtis Espeland
Former Executive Vice President and CFO of Eastman Chemical

Joined Board in 2022

Provides highly-relevant financial and strategic acumen from ~25-year leadership career at differentiated chemical manufacturer Eastman Chemical where, as EVP and CFO, he revitalized Eastman's M&A strategy with +$9 billion of acquisitions and EBITDA margin expansion of ~10%

- Brings deep industry knowledge and extensive experience in corporate finance and accounting, having served in various finance and accounting roles at Eastman Chemical

- Provides significant experience in mergers and acquisitions, taxation, financial due diligence, enterprise risk management, and international business experience

- *Current Public Directorships:* Director of Lincoln Electric Holdings

- *Notable Awards:* Chemical Week Magazine's 2011 CFO of the Year

Leadership in Differentiated Chemicals



Daniele Ferrari
Former CEO of Versalis

Joined Board in 2018

Provides extensive expertise in differentiated chemicals developed over more than ~35-years in global executive roles, including as CEO of one of Europe's largest chemical companies, Versalis, whose portfolio he repositioned from commodities to higher value, differentiated, and sustainable products

- Served as Chairman of Matrica, a Versalis joint-venture with Novamont that is on the cutting edge of the renewable and "green" chemistry industry, where he gained experience providing sustainable solutions, combining renewability and high performance, for the chemicals industry

- Currently serves as a Senior Advisor for SK Capital, a multi-billion dollar investment firm focused on the chemicals industry

- *Current Public Directorships:* Director of Venator Materials

- *Other Notable Memberships:* Former President of the European Chemical Industry Council; Former Board Member of Alliance to End Plastics Waste

Our Qualified Board's Bios (*Cont.*)

Key Markets & Operational Expertise



José Muñoz
COO of Hyundai Motor Company and President and CEO of Hyundai Motor America

Joined Board in 2022

Provides operational expertise and deep insight into global automotive markets developed in career in the sector, including in current role as COO of Hyundai Motor Company where he directs global operations and is in charge of implementing Hyundai's fuel cell vehicle and mobility services strategies

- Oversees more than 120,000 employees and operations worldwide for Hyundai and helped drive the Company's overall results, including ~$88 billion in total revenue for 2020

- Previously served in multiple leadership roles at Nissan, most notably as Chief Performance Office and head of the Company's China division

- ***Other Notable Memberships and Awards:*** Commissioner of the Coalition for Reimagined Mobility; Industry Leadership Award by Society of Automotive Engineers (SAE) Foundation

Operational & Branding Expertise



David Sewell
President and CEO of WestRock

Joined Board in 2022

Provides operational and commercial expertise, including sales, marketing, and branding, developed during 25-year executive career in industrial products and chemicals, particularly as President of Sherwin Williams' Performance Coatings Group, growing revenue from $2.8 billion to $6.1 billion and EBITDA margin by 260 bps, and later as COO

- Serves as current CEO of WestRock, one of the world's largest paper and packaging companies with $18.7BN in sales

- Previously served more than ~15 years in General Electric's Plastics and Advanced Materials Division prior to his time at Sherwin-Williams

- Proven operator in the materials and chemicals industries with a strong track record of driving successful integration and cost reduction initiatives and profitable growth

- ***Current Public Directorships:*** Director of WestRock

Huntsman Extracted Significant Value From Its Ti02 Business - But Multiple Attempts To Sell The Remainder After The End Of Its IPO Lockup Were Undercut By A Sharp Decline In TiO2 Economics



Venator Share Price Performance since IPO

VNTR Proceeds ~$1.9B
Albemarle Proceeds ~$0.7B
Total ~$2.6B

Current VNTR Market Cap ~$0.2B

Source: FactSet. Based on local currency.
[1]Sale of 4,334,289 shares of Venator, or 4%, to Bank of America N.A. at a price to be determined based on the average of the daily volume weighted average price of Venator shares over an agreed period, bring Huntsman ownership to 49% and allowing Huntsman to deconsolidate Venator beginning in December 2018.

Starboard's Operating Peer Analysis Is Simply Incorrect

HUNTSMAN
Enriching lives through innovation

Huntsman 2021 Revenue – $8.5BN



$35MM (0.4%) only direct competition with Eastman

99.6% - Does not Compete with Eastman nor Celanese

- Neither Eastman nor Celanese is a direct competitor of Huntsman. This is simply a convenient and lazy narrative from Starboard.

- Huntsman competes against Eastman just in commodity amines which provides less than 1% of Huntsman's revenue and does not compete at all with Celanese.

- Despite not viewing Celanese or Eastman as direct competitors, Huntsman still targets improving its multiple from a capital markets perspective.

Huntsman Repeatedly Attempted To Avert A Pointless Proxy Fight, Despite Starboard's Lack Of Engagement



	Huntsman Initiatives	Starboard Responses
	2021	
Sept 27		✗ Filed 13D disclosing 8.4% stake
Oct 25	✓ Met with Starboard representatives at Huntsman headquarters	
Nov 1	✓ Call between Investor Relations team and Starboard	
Nov 7	✓ Previewed Nov. 9 Investor Day presentation at Starboard's request	✗ Provided minimal input
Nov 9	✓ Held long-scheduled Investor Day in New York City	✗ Asked no questions, provided no ideas nor suggestions in follow-up
Dec 9	✓ Chair traveled to New York to meet one-on-one with Starboard leadership ✓ Requested names of potential nominees for Board to consider alongside other candidates then under consideration for ongoing refreshment	✗ Insisted that at least half the Board should be replaced with Starboard nominees ✗ Refused to provide names for Board to consider
Dec 20	✓ Call between Chair, independent director and Starboard representatives ✓ Again requested names of potential nominees for Board to consider	✗ Asserted intention to direct extensive Board refresh, including leadership positions ✗ Again refused to provide names for Board to consider
Dec 23		✗ Requested nomination documents; again refused to provide names for Board to consider
	2022	
Jan 1	✓ Board appointed three new directors identified over months-long process, and approved March annual meeting date, to expedite shareholder vote on any potential proxy contest	
Jan 3-4	✓ Calls between Chair and Starboard leadership on potential ways to avoid a proxy contest ✓ Requested names of Starboard's three proposed nominees and the two current Board members Starboard would have resign	✗ Proposed Starboard unilaterally appoint three unidentified nominees, and unilaterally identify two incumbent directors to resign ✗ Again refused to provide names of candidates for Board to consider appointing unless Huntsman agreed to allow Starboard unilateral control over Board composition
Jan 7	✓ Within 48 hours of finally receiving names of three Starboard nominees, Nom Gov Committee interviewed two nominees who did not work for Starboard	
Jan 8	✓ Chair conveyed Nom Gov Committee's willingness to appoint one Starboard nominee in a negotiated resolution, and agreed at Starboard's request to facilitate call with a Board appointee who had not yet been publicly announced, to assess whether Starboard could support his appointment as part of a negotiated resolution	✗ Informed new director that he appeared to be a good nominee that Starboard might be interested in nominating to other boards in the future – but that Starboard nonetheless intended to run proxy fight in which he could be targeted ✗ Never again contacted Huntsman to discuss potential negotiated resolution

Huntsman – Segment Overview

HUNTSMAN
Enriching lives through innovation

	Revenue	Adj. EBITDA	Adj. EBITDA Margin	End Markets	Peers

Polyurethanes

Revenue: 2019A $3,911 · 2020A $3,584 · 2021A $5,019

Adj. EBITDA: 2019A $548 · 2020A $472 · 2021A $879

Adj. EBITDA Margin: 2019A 14.0% · 2020A 13.2% · 2021A 17.5%

End Markets:
- Energy-saving insulation, light-weighting, and performance materials for automotive, comfort foam for bedding and furniture, protective coatings, adhesives, and elastomers for footwear

Peers:

Polyurethanes

Performance Products

Revenue: 2019A $1,158 · 2020A $1,023 · 2021A $1,485

Adj. EBITDA: 2019A $168 · 2020A $164 · 2021A $359

Adj. EBITDA Margin: 2019A 14.5% · 2020A 16.0% · 2021A 24.2%

End Markets:
- Coating & adhesives, fuels & lubricants, urethane catalysts, composites, gas treating, and epoxy curing

Peers:

LANXESS
Industrial Intermediates
BASF
Chemicals Segment
EVONIK
Specialty Additives

Advanced Materials (1)

Revenue: 2019A $988 · 2020A $792 · 2021A $1,198

Adj. EBITDA: 2019A $182 · 2020A $114 · 2021A $204

Adj. EBITDA Margin: 2019A 18.4% · 2020A 14.4% · 2021A 17.0%

End Markets:
- Specialty epoxy, acrylic, and polyurethane-based polymer resin systems, adhesive products, coatings, construction materials, circuit boards, and sports equipment

Peers:
HEXION
Coatings and Composites
H.B. Fuller
Olin
Epoxy Segment

Source: Company filings and FactSet as of January 27, 2022.
(1)   Advanced Materials Segment has been adjusted on a pro-forma basis to account for the sale of the DIY India business in 2020.

Huntsman Is Well-Positioned To Create Sustainable Long-Term Shareholder Value In 2022 And Beyond





Grow Differentiated

- High return and differentiated growth projects
- Up-value portfolio through accretive M&A and bolt-on acquisitions
- Focus on value over volume
- Continue to drive innovation and sustainable solutions



Improve Adj. EBITDA Margin

- Unrelenting pricing excellence
- Cost optimization and synergies
- Up-valuing lower margin products
- Drive to 18% – 20% margin



Generate 40%+ Free Cash Flow

- Capital expenditure discipline
- Increase operating leverage
- Working capital management



Commitment to Capital Return & Investment Grade

- Attractive and competitive dividend payout
- New share repurchase program of $1BN expected to be complete within two years
- Maintain investment grade balance sheet

Forward-looking Statements & Non-GAAP Financial Measures

HUNTSMAN
Enriching lives through innovation

Forward Looking Statements

This presentation includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements concerning our plans, objectives, goals, financial targets, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, divestitures or strategic transactions, including the review of the Textile Effects Division, business trends and any other information that is not historical information. When used in this presentation, the words "estimates," "expects," "anticipates," "likely," "projects," "outlook," "plans," "intends," "believes," "forecasts," "targets," or future or conditional verbs, such as "will," "should," "could" or "may," and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements, including, without limitation, management's examination of historical operating trends and data, are based upon our current expectations and various assumptions and beliefs. In particular, such forward-looking statements are subject to uncertainty and changes in circumstances and involve risks and uncertainties that may affect the Company's operations, markets, products, prices and other factors as discussed in the Company's filings with the Securities and Exchange Commission (the "SEC"). In addition, there can be no assurance that the review of the Textile Effects Division will result in one or more transactions or other strategic change or outcome. Significant risks and uncertainties may relate to, but are not limited to, ongoing impact of COVID-19 on our operations and financial results, volatile global economic conditions, cyclical and volatile product markets, disruptions in production at manufacturing facilities, timing of proposed transactions, reorganization or restructuring of the Company's operations, including any delay of, or other negative developments affecting the ability to implement cost reductions and manufacturing optimization improvements in the Company's businesses and to realize anticipated cost savings, and other financial, operational, economic, competitive, environmental, political, legal, regulatory and technological factors. Any forward-looking statement should be considered in light of the risks set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2021, which may be supplemented by other risks and uncertainties disclosed in any subsequent reports filed or furnished by the Company from time to time. All forward-looking statements apply only as of the date made. Except as required by law, the Company undertakes no obligation to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

Non-GAAP Financial Measures

This presentation contains financial measures that are not in accordance with generally accepted accounting principles in the U.S. ("GAAP"), including adjusted EBITDA. For more information on the non-GAAP financial measures used by the Company and referenced in this presentation, including definitions and reconciliations of non-GAAP measures to GAAP, please refer to "Non-GAAP Reconciliation" hyperlink available in the "Financials" section of the Company's website at www.huntsman.com/investors.

The Company does not provide reconciliations of forward-looking non-GAAP financial measures to the most comparable GAAP financial measures on a forward-looking basis because the Company is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing and amount of certain items, such as, but not limited to, (a) business acquisition and integration expenses, (b) merger costs, and (c) certain legal and other settlements and related costs. Each of such adjustments has not yet occurred, are out of the Company's control and/or cannot be reasonably predicted. For the same reasons, the Company is unable to address the probable significance of the unavailable information.